SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 28, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 28, 2020.

RESOLUTIONS OF THE RESUMPTION OF THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING HELD ON 04/30/2020, CARRIED OUT ON 05/27/2020

ITEM # 9: (ii) For a majority of 582,445,627 votes for, 6,802,790 abstentions and 44,228,220 votes against, upon a motion made by the representative of the shareholder ANSES-FGS, the Shareholders’ Meeting resolved to appoint Mariano Ignacio Elizondo as regular director to hold office for one fiscal year.

ITEM # 9: (iv) For a majority of 582,112,577 votes for, 7,096,610 abstentions and 44,267,450 votes against, upon a motion made by the representative of the shareholder ANSES-FGS, the Shareholders’ Meeting resolved to appoint Juan Santiago Fraschina as alternate director to hold office for two fiscal years.

Signed: Delfín Jorge Ezequiel Carballo (Chairman); Juan Antonio Rinaldi (representing the shareholder Jorge Horacio Brito); María Belén Albornoz (representing The Bank of New York Mellon); Ignacio Álvarez Pizzo (representing the shareholder ANSES-FGS); and Alejandro Almarza (member of the Supervisory Committee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 28, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer